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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67086

SEC Processing Section
MAR 02 2017
Washington DC
416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GrowthPoint Technology Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2740 Sand Hill Road, Suite 100
(No. and Street)

Menlo Park (City) California (State) 94025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John P. Cromwell III 415-322-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rowbotham & Company LLP DBA Rowbotham International
(Name – *if individual, state last, first, middle name*)

101 Second Street, Suite 1200 (Address) San Francisco (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2016 and 2015
With
Report of Independent Registered Public Accounting Firm



Rowbotham
INTERNATIONAL

TABLE OF CONTENTS


Rowbotham
INTERNATIONAL
GLOBAL ADVISORS
TAX & FINANCIAL SERVICES
SAN FRANCISCO

MEMBER OF



Report of Independent Registered Public Accounting Firm

To the Members of
GrowthPoint Technology Partners, LLC

We have audited the accompanying consolidated statements of financial condition of GrowthPoint Technology Partners, LLC and its Subsidiary (the "Company") as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income (loss), changes in members' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GrowthPoint Technology Partners, LLC and its Subsidiary as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained on pages 19 to 23 has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained on pages 19 to 23 is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Rowbotham International

San Francisco, California
February 22, 2017

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL. (415) 433 - 1177 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM
ROWBOTHAM INTERNATIONAL REFERS TO ROWBOTHAM & COMPANY LLP
Member of the AICPA and PCAOB

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Oath of Corporate Officer
December 31, 2016

I affirm that to the best of my knowledge and belief the accompanying consolidated financial statements and supporting schedules pertaining to the firm of GrowthPoint Technology Partners, LLC are true and correct. I further affirm that neither GrowthPoint Technology Partners, LLC nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.



Mr. John P. Cromwell III
GrowthPoint Technology Partners, LLC

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Consolidated Statements of Financial Condition

As of December 31, 2016 and 2015

	2016	2015
Assets		
Cash	$ 647,700	$159,836
Accounts receivable	120,500	99,250
Fixed assets, net	421,288	49,739
Other assets	322,271	132,217
Assets of discontinued operations	167,751	283,288
Total assets	$1,679,510	$724,330
Liabilities and Members' Equity		
Accounts payable and accrued liabilities	$ 34,354	$ 60,763
Employee benefits payable	105,000	---
Accrued facility costs	49,538	7,599
Liabilities of discontinued operations	34,099	95,834
Total liabilities	222,991	164,196
Commitments and contingencies	---	---
Members' equity	1,456,519	560,134
Total liabilities and members' equity	$1,679,510	$724,330

The accompanying notes are an integral part of these consolidated financial statements.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Consolidated Statements of Operations
For the Years Ended December 31, 2016 and 2015

	2016	2015
Revenues:		
Fees	$8,574,546	$ 4,613,623
Interest	9,063	43
Total revenues	8,583,609	4,613,666
Expenses:		
Operating expenses	1,762,217	1,447,384
Compensation and benefits	4,050,671	2,056,254
Professional fees	164,988	199,268
Marketing and development	751,736	498,087
Business taxes	2,195	1,739
Total expenses	6,731,807	4,202,732
Net income from continuing operations before provision for income taxes	1,851,802	410,934
Provision for income taxes	12,590	12,590
Net income from continuing operations	1,839,212	398,344
Net loss from discontinued operations, net of tax	(461,022)	(1,153,956)
Net income (loss)	$1,378,190	$ (755,612)

The accompanying notes are an integral part of these consolidated financial statements.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Consolidated Statements of Comprehensive Income (Loss)

For the Years Ended December 31, 2016 and 2015

	2016	2015
Net income (loss)	$1,378,190	$(755,612)
Foreign currency translation adjustment	(66,804)	(22,543)
Total comprehensive income (loss)	$1,311,386	$(778,155)

The accompanying notes are an integral part of these consolidated financial statements.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Consolidated Statements of Changes in Members' Equity
For the Years Ended December 31, 2016 and 2015

	Members' Equity	Accumulated Other Comprehensive Income (Loss)	Total Members' Equity
Balance at January 1, 2015	$ 951,474	$ (28,186)	$ 923,288
Members' contributions	415,001	---	415,001
Net loss	(755,612)	---	(755,612)
Other comprehensive loss	---	(22,543)	(22,543)
Balance at December 31, 2015	610,863	(50,729)	560,134
Members' contributions	520,000	---	520,000
Members' distributions	(935,001)	---	(935,001)
Net income	1,378,190	---	1,378,190
Other comprehensive loss	---	(66,804)	(66,804)
Balance at December 31, 2016	$1,574,052	$(117,533)	$1,456,519

The accompanying notes are an integral part of these consolidated financial statements.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2016 and 2015

	2016	2015
Cash flows from operating activities:		
Net income (loss)	$1,378,190	$ (755,612)
Net loss from discontinued operations, net of tax	461,022	1,153,956
Net income from continuing operations	1,839,212	398,344
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	98,471	50,652
Loss on disposal of fixed assets	---	7,804
Changes in assets and liabilities:		
Accounts receivable	(21,250)	49,500
Other assets	(190,054)	93,923
Accounts payable and accrued liabilities accounts	(26,409)	(85,346)
Employee benefits payable	105,000	(100,664)
Accrued facility costs	41,939	(4,371)
Net cash provided by operating activities - continuing operations	1,846,909	409,842
Net cash used in operating activities - discontinued operations	(407,220)	(1,055,305)
Net cash provided by (used in) operating activities	1,439,689	(645,463)
Cash flow from investing activities:		
Purchase of fixed assets	(470,020)	(15,696)
Net cash used in investing activities - continuing operations	(470,020)	(15,696)
Net cash used in investing activities - discontinuing operations	---	---
Net cash used in investing activities	(470,020)	(15,696)
Cash flow from financing activities:		
Contributions of capital by Members	520,000	415,001
Distributions of capital to Members	(935,001)	---
Net cash provided by (used in) financing activities - continuing operations	(415,001)	415,001
Net cash provided by financing activities - discontinued operations	---	---
Net cash provided by (used in) financing activities	(415,001)	415,001
Effect of exchange rate changes	(66,804)	(22,543)
Net increase (decrease) in cash and restricted cash	487,864	(268,701)
Cash and restricted cash at the beginning of the year, includes cash of discontinued operations of $55,230 and $112,902 at January 1, 2016 and 2015	159,836	428,537
Cash at the end of the year, includes cash of discontinued operations of $52,741 and $55,230 at December 31, 2016 and 2015	$ 647,700	$ 159,836

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

General - GrowthPoint Technology Partners, LLC is a limited liability company established in September 2005. On January 13, 2006, the National Association of Securities Dealers, Inc. approved GrowthPoint Technology Partners, LLC's membership. GrowthPoint Technology Partners, LLC provides merger & acquisition, fundraising, and strategic advisory services to a wide range of technology companies. GrowthPoint Technology Partners, LLC will not hold customer funds or safe keep customer securities. GrowthPoint Technology Partners, LLC is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

On October 5, 2011, GrowthPoint Technology Partners, LLC formed GrowthPoint Technology Partners UK LTD. GrowthPoint Technology Partners UK LTD was capitalized and began operations in July 2012 upon receiving approval from the Financial Services Authority ("FSA") who regulates financial services markets, exchanges, and firms in the United Kingdom. GrowthPoint Technology Partners UK LTD was formed to support the activities of GrowthPoint Technology Partners, LLC. 100% of GrowthPoint Technology Partners UK LTD revenues will be from GrowthPoint Technology Partners, LLC and GrowthPoint Technology Partners UK LTD will incur its own operating expenses.

In 2016, GrowthPoint Technology Partners, LLC determined that due to economic conditions in the United Kingdom, it will discontinue operations in the United Kingdom and shut down the operations of its wholly-owned subsidiary GrowthPoint Technology Partners UK LTD, effective March 31, 2017. During the years ended December 31, 2016 and 2015, the Company reported $(15,450) and $52,898 in net income (losses) from its foreign subsidiary. There were no dividends received from the foreign subsidiary. At December 31, 2016 and 2015, assets of foreign operations were $369,425 and $513,414, liabilities of foreign operations were $34,099 and $95,834, and stockholder's equity was $335,326 and $417,580. For the years ended December 31, 2016 and 2015, GrowthPoint Technology Partners UK LTD's revenues were derived 100% from GrowthPoint Technology Partners, LLC and totaled $445,572 and $1,206,854.

Basis of Presentation - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation - The consolidated financial statements include the financial statements of GrowthPoint Technology Partners, LLC and GrowthPoint Technology Partners UK LTD. All significant transactions and balances between these entities have been eliminated in consolidation.

Use of Estimates - The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Foreign Currencies - Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are recorded to other comprehensive income (loss).

Fair Value - Certain assets and liabilities are recorded at fair value.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of their fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

These levels are:

Level 1 - inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 - inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies and commodities.

Level 3 - inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

Realized gains and losses are recorded when securities are sold using the first in, first out cost method unless specifically identified.

Fixed Assets - The Company records fixed assets based on historical cost adjusted for accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets as follows:

	Useful Lives
Furniture and equipment	5 years
Computers	3 years
Leasehold improvements	5 years

Minor replacements, improvements, maintenance, and repairs are expensed as incurred. Gains and losses on sales and retirement of fixed assets are credited or charged to income.

Impairment of Long-Lived Assets - The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance of long-lived assets may not be recoverable. When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted future cash flows over the remaining life of the long-lived assets in measuring whether they are recoverable. If the estimated undiscounted future cash flows are not in excess of the carrying value of the asset, a loss is recorded as the excess of the asset's carrying value over its fair value. No assets were determined to be impaired in 2016 and 2015.

Revenue Recognition - The Company's revenues are recognized when earned.

Expense Recognition - The Company's expenses are charged to expense as incurred.

Income Taxes - The Company uses a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company classifies the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year.

The provision for income taxes includes foreign income taxes and interest and penalties on uncertain tax positions. Certain income and expenses are not reported in tax returns and consolidated financial statements in the same year. The tax effect of such temporary differences is reported as deferred income taxes. Deferred tax assets are reported net of a valuation allowance when it is more likely than not that a tax benefit will not be realized. The deferred income taxes are classified as current or long-term based on the classification of the related asset or liability.

For GrowthPoint Technology Partners, LLC, no provision for income taxes has been made because the taxable income of GrowthPoint Technology Partners , LLC is included in the income tax returns of the members, except the case where the Company is charged a fee for doing business in that state. Consequently, the provision for income taxes for GrowthPoint Technology Partners, LLC is minimal.

A number of the Company's tax returns remain subject to examination by taxing authorities. These include the United States federal returns for three years, United Kingdom tax returns for two years, and California state returns for four years.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and accounts receivable.

GrowthPoint Technology Partners, LLC maintains its cash in financial institutions which are insured by the Federal Deposit Insurance Corporation (the "FDIC"). At times, cash may be in excess of the FDIC insured limits.

GrowthPoint Technology Partners UK LTD maintains its cash in financial institutions which are insured by the Financial Services Compensation Scheme (the "FSCS"). At times, cash may be in excess of the FSCS insured limits.

Accounts receivable are stated at face value. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Historically, the Company has not incurred any significant credit related losses.

The Company had four customers that comprised 42%, 31%, 15%, and 12% of total accounts receivable at December 31, 2016.

The Company had two customers that comprised 80% and 20% of total accounts receivable at December 31, 2015.

For the year ended December 31, 2016, the Company had three customers that comprised 13%, 11%, and 11% of fees.

For the year ended December 31, 2015, the Company had three customers that comprised 22%, 18%, and 10% of fees.

Subsequent Events - The Company has evaluated subsequent events for the period from December 31, 2016, the date of the consolidated financial statements, through February 22, 2017, the date the consolidated financial statements were available for issuance.

2. Fair Value

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2016:

	Level 1	Level 2	Level 3	Total
Cash, includes cash of discontinued operation of $52,741	$647,700	$---	$---	$647,700

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2015:

	Level 1	Level 2	Level 3	Total
Cash, includes cash of discontinued operation of $55,230	$159,836	$---	$---	$159,836

3. Fixed Assets

Fixed assets, net of continuing operations are comprised of the following at December 31, 2016 and 2015:

	2016	2015
Furniture and equipment	$ 233,584	$ 9,241
Computers	116,142	133,512
Leasehold improvements	224,443	---
Total fixed assets	574,169	142,753
Less accumulated depreciation and amortization	(152,881)	(93,014)
Fixed assets, net	$ 421,288	$ 49,739

For the years ended December 31, 2016 and 2015, depreciation and amortization expense was $98,471 and $50,652.

4. Income Taxes

The provision for income taxes consists of the following for the years ended December 31, 2016 and 2015:

	2016	2015
Current taxes payable:		
Federal	$ ---	$ ---
State	12,590	12,590
Total current taxes payable	12,590	12,590
Deferred taxes:		
Federal	---	---
State	---	---
Total deferred taxes	---	---
Provision for income taxes	$12,590	$12,590

5. Commitments

The Company conducts its operations from leased facilities in California and London. The current California lease will expire in August 2020 and the London lease will expire in March 2017. Aggregate future minimum lease obligations for the operating leases in effect at December 31, 2016 are as follows:

Year ending December 31:	
2017	$ 770,542
2018	759,560
2019	782,340
2020	531,880
Total minimum lease obligations	$2,844,322

For the years ended December 31, 2016 and 2015, rent expense was $715,940 and $469,097.

6. Employee Benefit Plan

GrowthPoint Technology Partners, LLC has a qualified employee savings plan for employees which includes profit sharing and 401(k) features. The 401(k) feature allows participants to make pretax contributions. To be eligible to become a participant, and employee must complete three months of service and be 21 years of age. Under the plan, GrowthPoint Technology Partners, LLC may make annual discretionary profit sharing contributions in an amount to be determined by the Managing Directors. To be eligible for any profit sharing contribution that may be made for that plan year, an employee must be employed as of the last day of the plan year.

GrowthPoint Technology Partners, LLC approved a discretionary profit sharing contribution of $105,000 and none for the years ended December 31, 2016 and 2015.

7. Net Capital Requirements

GrowthPoint Technology Partners, LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016 and 2015, GrowthPoint Technology Partners, LLC, unconsolidated, had net capital of $406,067 and $36,244. At December 31, 2016 and 2015, net capital is $393,474 and $20,027 in excess of its required net capital of $12,593 and $16,217. At December 31, 2016 and 2015, GrowthPoint Technology Partners, LLC's ratio of aggregate indebtedness to net capital was 0.47 to 1 and 6.71 to 1, which is within the required regulatory range.

GrowthPoint Technology Partners UK LTD is subject the Financial Services Authority Capital Adequacy, which requires the maintenance of minimum net capital. At December 31, 2016 and 2015, GrowthPoint Technology Partners UK LTD had net capital of £271,783 and £283,182. At December 31, 2016 and 2015, net capital is £229,183 and £246,182 in excess of its required net capital of £42,600 and £37,000.

8. Related Party Transactions

The GrowthPoint Technology Partners, LLC purchased leasehold improvements from a related party, GP LaunchPad LLC, common ownership, in the amount of $224,443 during the year ended December 31, 2016.

Member contributions totaled $520,000 and $415,001 during the years ended December 31, 2016 and 2015.

Member distributions totaled $935,001 during the year ended December 31, 2016.

9. Cash Flow Information

Supplementary disclosure of interest and income taxes paid during the years ended December 31, 2016 and 2015:

	2016	2015
Interest	$ ---	$ ---
Income taxes	$12,590	$12,590

Supplementary disclosure of non-cash investing and financing activity are as follows for the years ended December 31, 2016 and 2015:

	2016	2015
Fully depreciated fixed assets that were written-off	$38,604	$57,538

10. Discontinued Operations

GrowthPoint Technology Partners, LLC's exit from the United Kingdom and liquidation of GrowthPoint Technology Partners UK LTD is estimated to occur by March 31, 2017 and represents a strategic shift in GrowthPoint Technology Partners, LLC's business. For this reason, the results of GrowthPoint Technology Partners UK LTD for all periods presented are classified as discontinued operations.

The assets of GrowthPoint Technology Partners UK LTD are comprised of the following at December 31, 2016 and 2015:

	2016	2015
Intercompany receivable	$ 148,933	$174,896
Fixed assets, net of accumulated depreciation of $142,543 and $82,231 at December 31, 2016 and 2015	---	88,132
Other assets	167,751	195,156
Assets of discontinued operations	316,684	458,184
Intercompany receivable eliminated in consolidation	(148,933)	(174,896)
Assets of discontinued operations	$ 167,751	$283,288

The liabilities of GrowthPoint Technology Partners UK LTD are comprised of the following at December 31, 2016 and 2015:

	2016	2015
Accounts payable and accrued expenses	$11,881	$25,643
Income taxes payable	14,353	36,865
Deferred income taxes	---	17,658
Accrued facility costs	7,865	15,668
Liabilities of discontinued operations	$34,099	$95,834

Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2015

The operations of GrowthPoint Technology Partners UK LTD are comprised of the following for the years ended December 31, 2016 and 2015:

	2016	2015
Revenues:		
Intercompany fees	$ 445,572	$ 1,206,854
Interest	--	6
	445,572	$ 1,206,860
Expenses:		
Operating expenses	235,601	229,048
Compensation and benefits	83,528	686,996
Professional fees	89,706	50,468
Marketing and development	6,010	85,957
Business taxes	39,911	44,672
Total expenses	454,756	1,097,141
Net loss from operations before provision for income taxes	(9,184)	109,719
Provision for income taxes	6,266	56,821
Net loss from continuing operations	(15,450)	52,898
Elimination of intercompany fees	(445,572)	(1,206,854)
Net loss from discontinued operations, net of tax	$(461,022)	$(1,153,956)

The provision for income taxes consists of the following for the year ended December 31, 2016 and 2015:

	2016	2015
Current taxes payable:		
Foreign	$ 23,924	$39,163
Total current taxes payable	23,924	39,163
Deferred taxes:		
Foreign	(17,658)	17,658
Total deferred taxes	(17,658)	17,658
Provision for income taxes	$ 6,266	$56,821

11. Subsequent Events

No subsequent events were noted.

Supplemental Information

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2016

Net Capital

Total members' equity from statement of financial condition	$1,559,369
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition:	
Accounts receivable	(120,500)
Fixed assets, net	(421,288)
Other assets	(322,271)
Net investment in subsidiary	(289,243)
Net capital before haircuts on securities position	406,067
Haircuts on securities	---
Net capital	$ 406,067
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 12,593
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital required)	$ 12,593
Excess net capital	$ 393,474

Aggregate Indebtedness

Total liabilities from statement of financial condition, less intercompany deferral	$ 188,892
Less non-aggregate indebtedness items	---
Total aggregate indebtedness	$ 188,892
Ratio: Aggregate indebtedness to net capital	0.47 to 1

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2016

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission ("Rule 15c3-3") and operates pursuant to section (k)(2)(i) of Rule 15c3-3.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission
As of December 31, 2016

Reconciliation of differences between Computation of Net Capital as filed by the Company in Part IIA and computation contained in supplementary information to the financial statements:

Net capital as reported by the Company in Part IIA	$ 526,672
Audit adjustment to accrue for a discretionary profit sharing contribution	(105,000)
Audit adjustment to accrue for additional facility costs	(15,605)
Net capital as reported in the financial statements	$ 406,067

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Consolidating Statement of Financial Condition
As of December 31, 2016

	GrowthPoint Technology Partners, LLC	GrowthPoint Technology Partners UK LTD	Eliminations	Total
Assets				
Cash	$ 594,959	$ 52,741	$ ---	$ 647,700
Accounts receivable	120,500	---	---	120,500
Fixed assets, net	421,288	---	---	421,288
Other assets	322,271	---	---	322,271
Investment in GrowthPoint Technology Partners UK LTD	438,176	---	(438,176)	---
Assets of discontinued operations	---	316,684	(148,933)	167,751
Total assets	$1,897,194	$369,425	$(587,109)	$1,679,510
Liabilities and Members' Equity				
Accounts payable and accrued liabilities	$ 34,354	$ ---	$ ---	$ 34,354
Employee benefits payable	105,000	---	---	105,000
Accrued facility costs	49,538	---	---	49,538
Intercompany payable	148,933	---	(148,933)	---
Liabilities of discontinued operations	---	34,099	---	34,099
Total liabilities	337,825	34,099	(148,933)	222,991
Commitments and contingencies	---	---	---	---
Members' equity:				
Members' equity or stockholder's equity	1,559,369	423,493	(408,810)	1,574,052
Accumulated other comprehensive income	---	(88,167)	(29,366)	(117,533)
Total members' equity	1,559,369	335,326	(438,176)	1,456,519
Total liabilities and members' equity	$1,897,194	$369,425	$(587,109)	$1,679,510

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Consolidating Statement of Operations
For the Year Ended December 31, 2016

	GrowthPoint Technology Partners, LLC	GrowthPoint Technology Partners UK LTD	Eliminations	Total
Revenues:				
Fees	$8,574,546	$ ---	$ ---	$8,574,546
Interest income	9,063	---	---	9,063
Total revenues	8,583,609	---	---	8,583,609
Expenses:				
Operating expenses	1,762,217	---	---	1,762,217
Compensation and benefits	4,050,671	---	---	4,050,671
Professional fees	164,988	---	---	164,988
Marketing and development	751,736	---	---	751,736
Business taxes	2,195	---	---	2,195
Intercompany	445,572	---	(445,572)	---
Equity in subsidiary's net loss	15,450	---	(15,450)	---
Total expenses	7,192,829	---	(461,022)	6,731,807
Net income before provision for income taxes	1,390,780	---	461,022	1,851,802
Provision for income taxes	12,590	---	---	12,590
Net income from continuing operations	1,378,190	---	461,022	1,839,212
Net loss from discontinued operations, net of tax	---	(15,450)	(445,572)	(461,022)
Net income (loss)	$1,378,190	$(15,450)	$ 15,450	$1,378,190


Rowbotham
INTERNATIONAL
GLOBAL ADVISORS
TAX & FINANCIAL SERVICES
SAN FRANCISCO

MEMBER OF


GGi

Report of Independent Registered Public Accounting Firm On Applying Agreed-Upon Procedures

To the Members of
GrowthPoint Technology Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2016, which were agreed to by GrowthPoint Technology Partners, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, check copies and cash disbursements journals, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, a print out of general ledger account number 4105 "Interest income", noting no differences,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences, not applicable, none.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rowbotham International

San Francisco, California
February 22, 2017

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL. (415) 433 - 1177 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM
ROWBOTHAM INTERNATIONAL REFERS TO ROWBOTHAM & COMPANY LLP
Member of the AICPA and PCAOB

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******1155*******************ALL FOR AADC 940
67086 FINRA DEC
GROWTHPOINT TECHNOLOGY PARTNERS LLC
2740 SAND HILL RD STE 100
MENLO PARK CA 94025-7020

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Karyn M. White 650-322-8476

2. A. General Assessment (item 2e from page 2) $ 21,436.-
   B. Less payment made with SIPC-6 filed (**exclude interest**) (12,467.-)
      8/8/2016
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 8,969.-
   E. Interest computed on late payment (see instruction E) for Ø days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 8,969.-
   G. **PAYMENT: √ the box**
      Check mailed to P.O. Box ☑ **Funds Wired** ☐
      Total (must be same as F above) $ 8,969.-
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GrowthPoint Technology Partners LLC
(Name of Corporation, Partnership or other organization)

Karyn M. White
(Authorized Signature)

Financial Principal
(Title)

Dated the 14th day of Feb., 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2016**
and ending **12/31/2016**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,583,609
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): interest income earned (Deductions in excess of $100,000 require documentation)	9,063.-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	9,063.-
2d. SIPC Net Operating Revenues	$ 8,574,546.-
2e. General Assessment @ .0025	$ 21,436.-
	(to page 1, line 2.A.)


Rowbotham
INTERNATIONAL
GLOBAL ADVISORS
TAX & FINANCIAL SERVICES
SAN FRANCISCO

MEMBER OF


GGi

Report of Independent Registered Public Accounting Firm

To the Members of
GrowthPoint Technology Partners, LLC

We have reviewed management's statements, included in the accompanying letter, in which (1) GrowthPoint Technology Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which GrowthPoint Technology Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) GrowthPoint Technology Partners, LLC stated that GrowthPoint Technologies Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. GrowthPoint Technology Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GrowthPoint Technology Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rowbotham International

San Francisco, California
February 22, 2017



February 15, 2017

Rowbotham & Company LLP
101 Second Street, Suite 1200
San Francisco, California 94105

GrowthPoint Technology Partners, LLC is making the following statements ("assertions):

(i) We are claiming an exemption under Rule 15c3(k) (2)(i).
(ii) We met the exemption provisions of Rule 15c3-3(k) (2)(i) throughout the most recent fiscal year without exception.

Regards

Karyn M. White
Financial Principal
GrowthPoint Technology Partners LLC

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

______________________________ ______________________________
Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 22 (*Date*) day of February (*Month*), 2017 (*Year*), by
(1) John P. Cromwell III
(and (2) N/A),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


LORI CHEN
COMM. # 2042125
NOTARY PUBLIC • CALIFORNIA
SANTA CLARA COUNTY
Comm. Exp. SEPT. 20, 2017
MGC1

Signature ______________
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document Annual Audited Report

Title or Type of Document: Form X-17 A-5 **Document Date:** N/A

Number of Pages: 32 **Signer(s) Other Than Named Above:** N/A

OATH OR AFFIRMATION

I, John P. Cromwell III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GrowthPoint Technology Partners, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Member

Title

—See attached—

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*